

12062750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JULY 1, 2011 (MM/DD/YY) AND ENDING JUNE 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ORION TRADING, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 W SAND LAKE ROAD, SUITE 233
(No. and Street)

ORLANDO	FLORIDA	32809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL BEAVIN (407) 288-8922
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, PAUL BEAVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ORION TRADING, LLC, as of JUNE 30, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Notary Public State of Florida
Florence Christine Lutz
Expires 10/04/2015

Signature

CCO

Title

Florence Christine Lutz

Public Notary

Date 8/28/2012

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORION TRADING, LLC

FINANCIAL STATEMENTS

June 30, 2012

ORION TRADING, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2012

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Members
Orion Trading, LLC
Orlando, FL

We have audited the accompanying statement of financial condition of Orion Trading, LLC as of June 30, 2012, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on page 10 & 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

August 29, 2012

ORION TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2012

ASSETS

Assets:		
Commissions receivable	$	1,835
Other assets		4,692
Deposits with clearing broker		75,000
	$	81,527

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	74,483
		74,483
Member's equity:		
Members' equity		7,044
		7,044
	$	81,527

The accompanying notes are an integral part of these financial statements.

ORION TRADING, LLC

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2012

Revenues:	
Commissions	$ 225,442
Other income	8,735
Total revenues	234,177
Expenses:	
Clearing fees	60,892
Compensation	93,600
Occupancy	46,032
Professional fees	12,394
Telephone and communications	7,206
Other operating expenses	133,806
Total expenses	353,930
Net income (loss)	$ (119,753)

The accompanying notes are an integral part of these financial statements.

ORION TRADING, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Year Ended June 30, 2011

Balance - beginning of year	$ 19,605
Member contributions	107,192
Net income (loss)	(119,753)
Balance - end of year	$ 7,044

The accompanying notes are an integral part of these financial statements

ORION TRADING, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended June 30, 2012

Subordinated borrowings at July 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at June 30, 2012	$	-

The accompanying notes are an integral part of these financial statements.

ORION TRADING, LLC

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2012

Cash flows from operating activities:	
Net income (loss)	$ (119,753)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities	
Increase (decrease) in cash attributable to changes in assets and liabilities	
Commission receivable	1,097
Other assets	6,417
Deposits with clearing broker	(32,500)
Accounts payable and accrued liabilities	31,123
	6,137
Net cash used in operating activities	(113,616)
Cash flows from financing activities:	
Member contribution	107,192
Net cash provided in financing activities	107,192
Net decrease in cash and cash equivalents	(6,424)
Cash and cash equivalents at beginning of year	6,424
Cash and cash equivalents at end of year	$ -

The accompanying notes are an integral part of these financial statements.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS
June 30, 2012

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Orion Trading, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in the state of California on November 2, 2000. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At June 30, 2012, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes. The Company's income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for the year ended June 30, 2009, 2010, and 2011 respectively are subject to possible federal and state examination, generally for three years after they are filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2012, the Company's had net capital of $2,352 which was $2,648 below its required net capital of $5,000 resulting in a net capital deficiency. The Company's ratio of aggregate indebtedness was 31.67 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2012, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Litigation and Contingencies

On November 24, 2010, the Securities and Exchange Commission ("Commission") instituted public administrative and cease-and-desist proceedings pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Michael Zurita ("Zurita") and Orion Trading, LLC ("Orion")(collectively, "Respondents").

As reflected in the November 24, 2010 Order, the SEC alleged that Orion and Mr. Zurita, in pertinent part, violated federal law as follows: that Orion and Mr. Zurita failed to reasonably supervise Mr. Gallardo within the meaning of Section 15(b)(4)(E) of the Exchange Act; that Orion willfully violated Section 15(b)(7) of the Exchange Act and Rule 15b7-1 thereunder; and that Mr. Zurita willfully aided and abetted and caused Orion's violations of Section 15(b)(7) of the Exchange Act and Rule 15b7-1 thereunder. The SEC also alleged violations of federal law by Mr. Gallardo.

Note 4 – Litigation and Contingencies (cont.)

In response to these proceedings, the Company submitted an offer of settlement which the Commission accepted in the amount of $50,000, which was paid during the year ended June 30, 2012 and is included in other operating expenses. Additionally, the Company was censured.

During the year ended June 30, 2012, the Company was the subject of a Financial/Operational, Sales Practice, and Options examination by FINRA, their regulatory authority, during which several exceptions were found which could result in a fine. Outside counsel represents there is no means of estimating if and what the monetary fine would be.

Note 5 – Operating Leases

The Company entered into a lease for it's office space under a thirty-eight month operating lease that expires on December 31, 2011. Rent expense under the lease agreement was $41,415 for the year ended June 30, 2012.

Future minimum lease payments required under the lease in effect as of June 30, 2012 is $16,800.

On August 3, 2012, the Company entered into a twelve month lease for new office space, starting September 1, 2012 at the rate of $1,014 a month.

Note 6 - Subsequent Events

On August 1, 2012, Michael Lawand, a commission representative of the Company, converted $30,069 of commissions due him into a nine and a half percent membership interest in the Company.

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from July 1, 2012 through August 29, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

ORION TRADING, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2012

Computation of basic net capital requirements:		
Total member's equity qualified for net capital	$	7,044
Deductions:		
Non-allowable assets		
Deposits		4017
Advances		675
Total non-allowable assets		4,692
Net capital before haircuts and securities positions		2,352
Haircuts:		
Securities positions		-
		-
Net capital		2,352
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($0)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Net capital deficiency	$	(2,648)
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2012)		
Net capital, as reported in Company's Part IIA Focus Report	$	3,439
Adjustments:		
Decrease in allowable assets		(675)
Increase in accounts payable and accrued liabilities		(412)
Net capital, per June 30, 2012 audited report, as filed	$	2,352

ORION TRADING, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2012

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 74,483
Aggregate indebtedness	$ 74,483
Ratio of aggregate indebtedness to net capital	31.67 to 1

ORION TRADING, LLC

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF JUNE 30, 2012

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

To the Members
Orion Trading, LLC
Orlando, FL

In planning and performing our audit of the financial statements of Orion Trading, LLC (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

August 29, 2012